EXHIBIT 99.1

OR Royalties Appoints Mr. Kevin Thomson to its Board of Directors and Provides Additional Board Update

MONTRÉAL, Jan. 30, 2026 (GLOBE NEWSWIRE) -- OR Royalties Inc. (“OR Royalties” or the “Company”) (OR: TSX & NYSE) is pleased to announce the appointment of Mr. Kevin Thomson as an Independent Director to its Board of Directors (the “Board”).Concurrently, the Company announces that Mr. William Murray John has resigned as a director of the Company, effective immediately.

Mr. Kevin Thomson brings over 40 years of senior strategic mergers and acquisitions experience in the mining industry. Most recently, Mr. Thomson served as Senior Executive Vice President, Strategic Matters for Barrick Gold Corporation ("Barrick") where he was involved in all matters of strategic significance, including the management of complex negotiations, development of Barrick’s corporate strategy, involvement in complex legal issues, and governance-related matters. Prior to joining Barrick in 2014, Mr. Thomson was a senior partner at Davies Ward Phillips & Vineberg LLP ("Davies Ward"), and was one of Canada's leading mergers and acquisitions lawyers where he advised many of Canada's largest and most successful public companies on a number of industry leading transactions and also was a key strategic and legal advisor to a number of the country's leading private enterprises. Mr. Thomson is one of Canada’s most distinguished securities lawyers, and prior to joining Barrick, worked closely with Barrick’s management team and its Board of Directors as a Key Strategic Advisor since 1995, In addition, he was also the longest standing member of the committee responsible for managing the Davies Ward firm. Mr. Thomson received a B.A. (with Distinction) in History from Queen’s University in 1979 and an LL.B. from Queen’s University Law School in 1982.

Mr. William Murray John was appointed to the Board as an independent board member in February 2020. During this time, Mr. John served on the Governance, Nomination and Sustainability Committee, and also played a vital role on OR Royalties’ Independent Investment Review Committee. The Company thanks Mr. John for his many valuable contributions during his time on the Board and wishes him success in his future endeavors.

Mr. Norman MacDonald, Chair of OR Royalties’ Board of Directors commented: “Murray has been a key independent member of OR Royalties’ board for six years. During this period, the Company benefitted substantially from his specific combination of technical expertise and investment portfolio management. While his technical perspective will be missed, we are adapting our Board composition to reflect the Company's evolving strategic needs. To that end, we are thrilled to welcome Kevin Thomson, who brings a distinct and complementary skill set to the table. Kevin’s 40-year track record in managing complex legal negotiations and corporate strategy at the highest level of the mining industry will be invaluable to OR Royalties as the Company continues to execute on its global growth strategy. We look forward to his strategic insights and contributions going forward.”

About OR Royalties Inc.

OR Royalties is a precious metals royalty and streaming company focused on Tier-1 mining jurisdictions defined as Canada, the United States, and Australia. OR Royalties commenced activities in June 2014 with a single producing asset, and today holds a portfolio of over 195 royalties, streams and similar interests. OR Royalties’ portfolio is anchored by its cornerstone asset, the 3-5% net smelter return royalty on Agnico Eagle Mines Limited’s Canadian Malartic Complex, one of the world’s largest gold mines.

OR Royalties’ head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact OR Royalties Inc.:
Grant Moenting Vice President, Capital Markets Cell: (365) 275-1954 Email: gmoenting@orroyalties.com	Heather Taylor Vice President, Sustainability and Communications Tel: (647) 477-2087 Email: htaylor@orroyalties.com